UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of July 2025

Commission File Number: 001-39805

BGM Group Ltd

No. 152 Hongliang East 1st Street, No. 1703

Tianfu New District, Chengdu, 610200

People’s Republic of China

Telephone: 86-028-64775180

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

EXPLANATORY NOTE

BGM Group Ltd (the “Company”) is furnishing this Form 6-K to provide its financial results for the six months ended March 31, 2024 and 2025.

Exhibits

Exhibit No.	Description
99.1	Unaudited Condensed Consolidated Financial Statements for the Six Months Ended March 31, 2024 and 2025
99.2	Management’s Discussion and Analysis of Financial Condition and Results of Operations
101	Interactive Data Files (formatted as Inline XBRL)
104	Cover Page Interactive Data File (formatted as Inline XBRL and contained in Exhibit 101)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: July 24, 2025

BGM Group Ltd

By:	/s/ Chen Xin
Name:	Chen Xin
Title:	Chief Executive Officer